Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, WA 98105

USA

Direct: (206) 522-2256

Mobile: (206) 412-6868

E-mail: tpuzzo@msn.com

February 2, 2017

VIA EDGAR

Sandra B. Hunter

Staff Attorney

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Eason Education, Inc. (the “Company”)
Amendment No. 2 to Registration Statement on Form S-1 Filed July 13, 2015 File No. 333-202475

Dear Ms. Hunter:

We hereby submit the information in this letter, on behalf of our client, the Company, in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 17, 2017. Amendment No. 2 to the Company’s referenced Form S-1 was filed with the Commission via EDGAR on February 2, 2017.

The Staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment. References to page numbers are made to the redlined Amendment No. 2 to the Form S-1.

General

1. We note your response to comment 3 that the shares being sold at $0.40 per share are being sold at a fixed price and we reissue our prior comment. We continue to note your disclosure on pages 6 and 14 that the selling stockholders will sell their shares at $0.40 per share “until your shares are quoted on the OTCQB, and thereafter at prevailing market prices or privately negotiated prices.” In light of the number of shares being registered relative to the number of shares held by non-affiliates, the nature of the offering and the nature of the selling stockholders, the resale offering appears to be on behalf of the registrant. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Accordingly, please revise the terms of your offering throughout to clarify that all offers and sales will be made at the disclosed fixed price for the duration of the offering. Please also revise to clarify on page 16 that your stock is presently quoted on the OTCQB.

Company response: The Company has made the requested additional disclosure. Please see pages 6, 8, 14, 15, 17, 18, 34, and 47.

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2. Please amend your filing to include an updated consent from your Independent Accountant.

Company response: An undated consent from the Company’s Independent Accountant has been filed as Exhibit 23.1.

Description of Business, page 23

3. We note your response to comment 9 that you have removed the URL for a third party website. However, your disclosure on page 25 still includes a URL for a third party website. Please revise to remove the URL or, to the extent you intend to include URLs for third party websites in your prospectus, please provide us with an analysis as to whether you are assuming responsibility for the information available at such URLs.

Company response: The Company has removed the URL on page 25.

Note 2. Significant Accounting Policies

Cash and Cash Equivalents, page F-18

4. Please revise to provide a more robust discussion of the escrow account referenced, how it works, the prior role of the company’s director and the current role of your legal counsel in holding these funds and the factors contributing to the changes in the amounts recorded between periods. In your revisions, please clarify how these transactions are recorded in your balance sheet.

Company response: The Company has added the requested description to the Cash and Cash Equivalents section under Note 2 on page F-18.

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo
Thomas E. Puzzo

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